Exhibit 99.2

October 10, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Third Quarter of 2012

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 48.5% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its third quarter 2012 financial results, as published on October 10, 2012, in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

CITYCON

Q3 CITYCON OYJ INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2012

Citycon in Brief

Citycon focuses on the shopping centre business in the Nordic and Baltic countries. The company’s shopping centres are actively managed and developed by the company’s locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking account of the specific characteristics of each property’s catchment area, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value for tenants and customers.

At the end of September 2012, Citycon owned 37 shopping centres and 40 other retail properties. In addition, the company manages and leases two shopping centres without owning them. Of the shopping centres owned by the company, 23 are located in Finland, 9 in Sweden, 4 in the Baltic countries and one in Denmark, acquired by Citycon in the summer.

Contents

Summary of the Third Quarter of 2012 Compared with the Previous Quarter
Summary of the Period January- September 2012 Compared with the Corresponding Period of 2011
Key Figures
CEO’s Comment
Main Events
Events after the Reporting Period
Outlook
Business Environment
Short-term Risks and Uncertainties
Property Portfolio
Financial Performance
Statement of Financial Position and Financing
Cash Flow Statement
Financial Performance of Business Units
Finland
Sweden
Baltic Countries and New Business
Environmental Responsibility
Governance
EPRA Key Performance Measures
Interim Condensed Consolidated Financial Statements 1 January-30 September 2012, IFRS
Notes to Interim Condensed Consolidated Financial Statements
Auditor’s Report

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Citycon Oyj’s Interim Report for 1 January-30 September 2012

During the period the company refinanced practically all material bank loans due in 2012 or 2013. In addition leasing operations have developed positively, the first three quarters of the year showed like-for-like net rental income growth of 5.3 per cent.

Summary of the Third Quarter of 2012 Compared with the Second Quarter of the Year

•	Turnover increased to EUR 60.9 million (Q2/2012: EUR 58.4 million).

•

Net rental income increased by EUR 2.9 million, or 7.4 per cent, to EUR 42.6 million (EUR 39.7 million), mainly due to completed (re)development projects, lower property operating expenses and the acquisition of the Albertslund shopping centre.

•

EPRA operating profit increased by EUR 4.2 million, or 12.6 per cent to EUR 37.3 million (EUR 33.1 million) due to higher net rental income and lower direct administrative expenses. Direct administrative expenses were lower by EUR 1.2 million mainly due to lower restructuring costs, lower non cash option expense and a reduction in various administrative expenses. EPRA earnings per share increased to EUR 0.06 (EUR 0.05). EPRA key figures exclude non-recurring items such as fair value changes of investment properties.

•

The fair value gain of investment properties was EUR 13.8 million (EUR 0.1 million) and the fair value of investment properties totalled EUR 2,695.5 million (EUR 2,602.0 million). The average net yield requirement for investment properties was 6.3 per cent (6.4%), the decrease was mainly due to roundings.

Summary of January—September of 2012 Compared with the Corresponding Period of 2011

•	Turnover increased to EUR 177.1 million (Q1-Q3/2011: EUR 161.0 million).

•

Net rental income increased by EUR 12.9 million, or 12.1 per cent, to EUR 119.9 million (EUR 107.0 million). Completion of redevelopment projects and the acquisitions of the Kristiine, Högdalen Centrum, Arabia and Albertslund shopping centres increased net rental income by EUR 9.5 million.

•	Net rental income from like-for-like properties increased by EUR 4.4 million, or 5.3 per cent, excluding the impact of the strengthened Swedish krona.

•	Earnings per share were EUR 0.20 (EUR 0.07).

•	EPRA EPS (basic) increased to EUR 0.17 (EUR 0.15).

•	Net cash from operating activities per share decreased to EUR 0.15 (EUR 0.21) due to timing issues and higher exceptional items in the comparison period.

•	The company specifies its guidance regarding turnover, EPRA operating profit and EPRA earnings.

Key Figures

IFRS based key figures	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%1)	2011
Turnover, EUR million	60.9	55.0	58.4	177.1	161.0	10.0%	217.1
Net rental income, EUR million	42.6	38.3	39.7	119.9	107.0	12.1%	144.3
Profit/loss attributable to parent company shareholders, EUR million	30.2	-0.7	10.9	56.8	18.3	210.0%	13.0
Earnings per share (basic), EUR 2)	0.10	0.00	0.04	0.20	0.07	183.1%	0.05
Net cash from operating activities per share, EUR[2]	0.05	0.14	0.06	0.15	0.21	-24.8%	0.24
Fair value of investment properties, EUR million			2,602.0	2,695.5	2,512.6	7.3%	2,522.1
Equity ratio, %			35.0	34.8	37.7	-7.7%	36.0

EPRA based key figures	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%1)	2011
EPRA operating profit, EUR million	37.3	31.3	33.1	101.4	88.5	14.6%	117.4
% of turnover	61.3%	56.8%	56.8%	57.3%	55.0%	4.2%	54.1%
EPRA Earnings, EUR million	17.8	14.9	15.6	47.7	40.7	17.1%	53.3
EPRA Earnings per share (basic), EUR 2)	0.06	0.05	0.05	0.17	0.15	7.0%	0.20
EPRA NAV per share, EUR			3.60	3.71	3.64	2.0%	3.62
EPRA NNNAV per share, EUR			3.21	3.24	3.31	-2.2%	3.29

1)	Change-% is calculated from exact figures and refers to the change between 2012 and 2011.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17,2012.

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CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the first three quarters of 2012:

“The first nine months showed further improvements in rental growth: we were able to increase our like-for-like net rental income by 5.3 per cent. Especially our shopping centre portfolio showed good numbers: like-for-like net rental income growth was 6.7 per cent.

Our leasing efforts continued to bring positive results: during the period, we signed a lease agreement with a franchise partner of Debenhams to bring the department store chain to the Estonian market and open a store in Rocca al Mare. We also signed a letter of intent to bring Debenhams to the planned Iso Omena extension. Also Hennes & Mauritz will enter the Estonian market; H&M will open two stores in our centres in Tallinn.

Refinancing and diversification of funding sources have continued to be under focus. After a successful issue of the EUR 150 million domestic bond in May, we signed in September a EUR 360 million long-term unsecured credit facility agreement with a Nordic bank group. These successfully arranged refinancing transactions demonstrate Citycon’s access to capital and strength of our core bank relationships. Following the loan transaction practically all material bank loans due 2013 have been refinanced and Citycon’s average debt maturity is extended. After successful refinancing we also decided on a EUR 90.7 million rights issue to improve the company’s financial flexibility. The proceeds will be used for further added value activities in our shopping centres included i.e. to finance our redevelopment projects, possible selective acquisitions, to strengthen the balance sheet and pay down debt.

We also entered the Danish market during the summer. Citycon invests primarily in two types of shopping centres: larger regional shopping centres like Iso Omena, Koskikeskus and Rocca al Mare as well as smaller locally dominant grocery anchored shopping centres with high barrier to entry. Albertslund Centrum fits into the latter category perfectly. We consider this entry as a cautious step into a new country within our core markets.

The company will maintain its focus on further income enhancement and solid cash flows going forward.”

Main Events

Financing

On 4 September Citycon signed a EUR 360 million long-term unsecured credit facility agreement with a group of Nordic banks. The facility consists of a bullet term loan of EUR 190 million and a EUR 170 million revolving credit facility. The loan period is on average five years. The drawdown of the new loan and repayment of the facilities that will be refinanced with the new loan will take place during Q4.

In May, the company issued a EUR 150 million senior unsecured domestic bond.The five-year bond matures on 11 May 2017. The bond carries fixed annual interest at the rate of 4.25 per cent, payable annually.

In September the company started a rights issue to raise approximately EUR 90.7 million based on the authorisation granted at the Annual General Meeting on 21 March 2012. The subscription period was 17 September until 1 October. The rights issue does neither impact shareholders’ equity nor the cash equivalents reported in this interim report, but the result per share key figures have been calculated with the issue-adjusted number of shares.

Citycon has continued the repurchases of its convertible capital bonds of 2006.

Leasing Activity

The economic occupancy rate for shopping centres was 96.5 per cent (96.6%). The economic occupancy rate for the entire property portfolio was 95.4 per cent (95.4%).

At the end of September Citycon signed an agreement with the British department store Debenhams. The group will open its first store in Estonia in Citycon’s Rocca al Mare in the autumn of 2013.

During the period Citycon signed a contract with Hennes & Mauritz regarding the opening of two stores in Tallinn in order to bring the chain into the Estonian market. The stores will be opened in autumn 2013 at the latest.

Acquisitions and Disposals

On 2 August, the company sold all the shares in Drabanten bostäder AB for approximately SEK 50.0 million (approx. EUR 5.6 million) to Bostadsrättsföreningen Stinsen 107-111. The sold company owns 47 apartments in Tumba Centrum in the municipality of Botkyrka in Sweden. The aggregate gross leasable area of the apartments is approximately 3,600 square meters.

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On 2 July, Citycon acquired the Citytalo property, located in Oulu, Northern Finland, at a purchase price of EUR 13.5 million from the local parish union and private owners. Situated in the heart of Oulu’s city centre, the Citytalo property is right next to shopping centre Galleria, owned by Citycon. Citytalo has a total leasable area of around 2,800 square metres. The premises are fully leased, with Clas Ohlson, Gina Tricot and DinSko as anchor tenants. The extension and redevelopment project of shopping centre Galleria, currently being planned, is the main reason for acquiring the Citytalo property.

On 2 July Citycon acquired 25 per cent of shopping centre Strömpilen and retail property called Länken located in Umeå, Sweden for about SEK121 million (approx. EUR 13.8 million) from Balticgruppen AB. Citycon acquired 75 per cent of the properties in June 2007 and the seller Balticgruppen AB remained as a minority owner with 25 per cent share. At the time of signing the initial purchase agreement the parties entered into a shareholders’ agreement, whereby the minority owner was granted the right to sell its share to Citycon within a certain period of time. The realised transaction was related to this agreement. The transaction price has been defined on the basis of the agreement and is in line with the current value of the property. After the transaction Citycon owns the shopping centre Strömpilen and the retail property Länken in their entirety.

On 16 May, Citycon agreed to sell all the shares in Citycon Jakobsberg Bostäder 3 AB for SEK 90.0 million (approx. EUR 10.0 million) to Lärjungen Lägenheter 18 AB, which is owned by Akelius Lägenheter AB.The transaction was closed on 2 July 2012. The sold company owns 129 apartments in Jakobsbergs Centrum in the municipality of Järfälla in Sweden. The aggregate gross leasable area of the apartments is approximately 9,800 square metres. Citycon recognises a gain on sale of approximately EUR 2.9 million on the transaction.

On 7 June, Citycon signed an agreement to purchase shopping centre Albertslund Centrum in the Greater Copenhagen area in Denmark from the municipality of Albertslund for DKK 181 million (approx. EUR 24 million). The transaction was closed on 1 July 2012. This is the company’s first acquisition in Denmark. The shopping centre's gross leasable area is currently approximately 16,000 square metres. The transaction also includes a grocery store extension, which will be purchased upon its completion at the end of 2014. The extension will increase the GLA to approximately 20,000 square metres. The occupancy rate of the shopping centre is 97.5 per cent. More information on the transaction is available in the stock exchange release issued on 7 June 2012.

In April, Citycon acquired shopping centre Arabia in Helsinki, Finland, for EUR 19.5 million from Tapiola Group. Shopping centre Arabia is located some four kilometres north-east from Helsinki CBD on a lot owned by the City of Helsinki. This shopping centre has a gross leasable area of approximately 14,000 square metres, with 11,400 square metres of retail premises. The shopping centre houses more than 30 stores and its occupancy rate at the time of the acquisition stood at 93.0 per cent. More information on the transaction is available in the stock exchange release issued on 4 April 2012.

Also in April, the company acquired the remaining minority shares in shopping centre Koskikeskus in Tampere, Finland, by buying out 41.7 per cent of the shares in MREC Kiinteistö Oy Tampereen Koskenranta in Tampere, Finland, one of the MREC’s of Koskikeskus, for EUR 7.8 million. Following the acquisition, the company owns shopping centre Koskikeskus in its entirety, which will facilitate the smooth completion of the redevelopment project going on in the centre.

The company divested six non-core properties, three in Sweden and three in Finland.

Redevelopment projects

The redevelopment project of shopping centre Koskikeskus in Tampere is Citycon’s largest on-going project, involving an estimated investment of EUR 37.9 million. The project is proceeding as planned and the opening of the renewed Koskikeskus will be celebrated in mid-November. The shopping centre is open and serves customers during the entire project.

Shopping centre Magistral in Tallinn reopened for business in May after the completion of an eight-month renovation and extension project. The property was fully leased out. The leasable area of the shopping centre increased by 2,200 square metres to 11,700 square metres.

The last part of the development project carried out at shopping centre Myllypuron Ostari in Myllypuro, Helsinki, was completed in May.

Other events

Citycon’s Baltic Countries -business segment has been renamed “Baltic Countries and New Business”. Albertslund Centrum, acquired in Denmark, belongs to this segment in addition to the centres in the Baltic countries. Harri Holmström will continue as the head of this segment.

Marko Juhokas has been appointed Citycon Oyj’s Senior Vice President, Finnish Operations, and member of the Corporate Management Committee. Mr. Juhokas was previously the Property Development Director at Citycon and he started in his new position on 16 July. Michael Schönach, Citycon’s Executive Vice President, Finnish Operations, and member of the Corporate Management Committee left his position in the company as of 15 May 2012. Further, Nils Styf was appointed Citycon Oyj’s Chief Investment Officer and member of the Corporate Management Committee. He took up his position in June.

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At its annual conference, the European Public Real Estate Association (EPRA), representing listed real estate companies, acclaimed Citycon’s Annual and Sustainability Report 2011 as one of the best in the industry. This was Citycon’s third consecutive Gold Award in the Financial Best Practices series. The company also won gold for Sustainability Best Practices, a new award series.

Citycon changed its Group structure as of 1 April 2012. The change was executed through business transfers where Citycon’s Finnish real estate operations were transferred to two new holding companies, Citycon Finland Oy and Etelä-Suomen Kauppa-kiinteistöt Oy. Following the business transfers these companies own, manage and maintain Citycon’s properties in Finland. This change will not impact any of Citycon’s other operations.

Events after the Reporting Period

On 7 September 2012, the Board of Directors of the Citycon resolved, based on the authorisation of the Annual General Meeting on 21 March 2012, to issue a maximum of 49,032,002 new shares. The shares issued in the rights issue represented approximately 17.6 per cent of the total shares and voting rights in the Citycon before the offering and approximately 15.0 per cent of the total shares and voting rights in the company after the rights issue. All offered 49,032,002 shares were subscribed for in the rights issue between

17 September 2012 and 1 October 2012. On 5 October 2012 the Board of Directors of Citycon approved all primary subscriptions made in the rights issue and the secondary subscriptions made by Citycon’s shareholders or other investors in proportion to their subscription rights exercised in accordance with the primary subscription right, all in accordance with the terms and conditions of the rights issue. Shares subscribed for in the primary subscription have been subject to public trading on NASDAQ OMX Helsinki Ltd. since 2 October 2012 as interim shares. All shares subscribed for in the rights issue were registered in the Finnish Trade Register on 8 October 2012 after which the interim shares were combined with Citycon’s existing class of shares. The new shares have been subject to public trading on NASDAQ OMX Helsinki Ltd. together with the other Citycon shares starting on 9 October 2012.

Shareholders of the Company, who were registered in the shareholders’ register maintained by Euroclear Finland Ltd on the record date of 12 September 2012, have automatically received one freely transferable subscription right for every one share owned on the record date. Each 17 subscription rights entitled holders to subscribe for three shares.

Citycon has repurchased its subordinated convertible capital bonds issued on 2 August 2006 for a repurchase price of 100.40 per cent of face value. The face value repurchased by the company amounted to EUR 1.45 million corresponding to 29 bonds with face value of EUR 50,000 corresponding to approximately eight per cent of the aggregate amount of the convertible bonds due 2013. The deal was executed on 9 October 2012.

Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company is pursuing value-added activities, selected acquisitions and proactive asset management.

Initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties, in order to improve its property portfolio and strengthen its financial position as well as continues to examine the properties’ sales strategies in order to maximise their value through proactive management and leasing.

In 2012, Citycon expects to continue generating solid cash flow and anticipates that its turnover will grow by EUR 16-21 million compared with EUR 13-19 million announced in the second quarter results. The change in the turnover estimate is mainly based on changes in timing of tenant specific projects in the Baltic Countries, and the company’s turnover outlook has not changed. The company expects its EPRA operating profit to grow by EUR 14-19 million (EUR 12-18 million announced on 11 July 2012) compared with the previous year, based on the existing property portfolio including recent acquisitions and divestments. The company expects its EPRA earnings to increase by EUR 6-11 million from the previous year (EUR 5-11 million announced on 11 July 2012). After the rights offering executed in September- October 2012, the company forecasts that it’s EPRA EPS (basic) will be EUR 0.195-0.215 based on the existing property portfolio and increased number of shares compared with the earlier announced figure of EUR 0.21-0.23. The company announced this change in its stock exchange release related to the rights offering on 7 September 2012.

The company’s estimates are based on the current property portfolio, already completed (re)development projects and those that will be completed in the future, as well as on the prevailing level of inflation and the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year.

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Business Environment

On the whole, the first nine months of the year have been a period of economic uncertainty, although positive signs have been seen thanks to retail growth in Citycon’s operating countries. During the year, the uncertainty in the markets has mounted due to the government debt situation in some Eurozone countries.

Retail sales grew in Finland, Sweden and Estonia. The total retail sales growth rate for the first eight months was 5.1 per cent in Finland, 2.4 per cent in Sweden and 8.0 per cent in Estonia. (Sources: Statistics Finland, Statistiska Central Byrån, Statistics Estonia.)

Household consumer confidence remained positive in the Nordic countries, especially in Sweden and Denmark. In Finland the household consumer confidence indicator fell rapidly in July, but remains positive, unlike in Estonia and Lithuania (Eurostat).

Retail sales growth and the inflation rate are key factors for Citycon’s business and have an impact on the rents from retail premises. Consumer prices continued to rise during the year in all of Citycon’s operating countries. In August, inflation was 2.7 per cent in Finland, 0.7 per cent in Sweden, 2.6 per cent in Denmark, 3.8 per cent in Estonia and 3.3 per cent in Lithuania. (Statistics Finland, Statistiska Central Byrån, Statistics Denmark, Statistics Estonia, Statistics Lithuania.)

In Finland, Sweden and Denmark, seasonally adjusted unemployment is lower than the European Union average (10.5%): at the end of August, the adjusted unemployment rate was 7.9 per cent in Finland and 7.8 per cent in Sweden and 8.0 per cent in Denmark. In Estonia and Lithuania, the unemployment rates remain high: at the end of June, 10.1 per cent in Estonia and 13.2 per cent in Lithuania. (Eurostat)

The instability of the financial market in Europe is affecting the availability and margins of debt financing.

Property Market

Demand for investment has been increasing in the Finnish property investment market but the scant supply of prime assets has limited transactional activities. During the past three quarters the retail investment volume has however already reached and exceeded the low levels of 2011. As a result of strong investment demand, shopping centre prime yields have remained stable but the secondary yields are facing upward pressure. As a consequence of relatively strong development in retail sales, retail rents have also kept rising, although such increases have been concentrated in the very best locations only.

In Sweden the retail property transaction volume for the first three quarters of 2012 was lower than in the previous year being only about 40 per cent of the transaction volume of the first three quarters of 2011. Also it is unlikely that the high retail property transaction volume for 2011 will be achieved. Prime yields for shopping centres have remained stable over the past four quarters.

Despite global turmoil the outlook for Estonian retail is positive. Vacancy rates in shopping centres are close to zero and rents have increased along with inflation. Also the retail property investment market has picked up and retail yields have dropped below 8 per cent.

(Source: Jones Lang LaSalle Finland Oy)

Tenants’Sales and Footfall in Citycon’s Shopping Centres

During the period, total sales in Citycon’s shopping centres grew by 6 per cent and the footfall increased by 2 per cent, year-on-year. Sales growth was seen in all of the company’s operating countries: 5 per cent in Finland, 6 per cent in Sweden and 14 per cent in the Baltic Countries and New Business. The footfall increased by 1 per cent in Finland, by 4 per cent in Sweden and 4 per cent in the Baltic Countries and New Business. Positive developments in sales and footfall are mainly attributable to redevelopment projects completed in recent years. Like-for-like shopping centre sales grew by 4 per cent and footfall by 1 per cent. All sales and footfall numbers are approximations.

Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic development in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include rising financial expenses due to higher loan margins, reduced availability of debt financing and the fair value development of properties in uncertain economic conditions.

Although the financial crisis’ effects on both rent levels for retail premises and occupancy rates have so far been minor in Citycon’s operating areas, demand for retail premises, reduction of vacancy rates and lower market rent levels pose challenges in a sluggish economic environment. Economic trends, particularly those impacting on consumer confidence and behaviour, inevitably affect demand for retail premises. The instability of the Eurozone has continued in 2012, which has made forecasting financial growth difficult. Risks to economic growth are still present and in conditions of weak economic growth, rental levels of retail premises typically fall, leasing of new premises is more difficult, and vacancy rates rise.

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Implementation of Citycon’s growth strategy requires new financing, which means that risks associated with the availability and cost of financing are of fundamental importance to the company. Although the Nordic banks’willingness to lend money to real estate companies continues to be moderate, the availability of financing is limited and loan margins have remained at a high level or even increased further. In the future, tightening regulation of the banking and insurance sectors (Basel III and Solvency II regulations) is likely to support the elevated costs of debt financing, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon’s new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. Over the next few years, Citycon will have to refinance loan agreements that were signed at low margins before the financial crisis, and consequently, the margins on these loans will rise. Such a rise in loan margins is likely to push Citycon’s average interest rate upwards in the future, even if market interest rates remain largely unchanged. The EUR 360 million credit facility agreement signed with Nordic banks in September decreased the refinancing risk for 2012 and 2013 considerably. The credit includes the refinancing of the material bank loans due in 2012 and 2013.

The company is actively seeking to diversify its funding sources, as demonstrated by the EUR 150 million domestic bond issue in May, in order to mitigate the risks related to bank financing, but there are no guarantees that such alternative funding sources would be available in the future at cost efficient prices.

The fair value development of investment properties continues to be characterised by high uncertainty caused by the harsh economic conditions. Several factors affect the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation, the market rent trend, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty is reflected most strongly on retail properties that are located outside major cities, or which are otherwise less attractive, because investor demand is not currently focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of the best shopping centres, which attract investor interest in uncertain conditions, remained stable or even increased during 2012.

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 40-42 of the Financial Statements for 2011, and on pages 73-74 of the Annual Report for 2011.

Property Portfolio

Citycon’s strategy is to focus on quality shopping centres in the Nordic and Baltic countries. Citycon seeks growth, both through shopping centre acquisitions and the redevelopment and expansion of its existing shopping centres.

At the end of September, the fair value of Citycon’s property portfolio totalled EUR 2,695.5 million (EUR 2,512.6 million) and the company owned 37 (36) shopping centres and 41 (46) other properties. Of the shopping centres, 23 (23) were located in Finland, 9 (9) in Sweden and 4 (4) in the Baltic countries. In June, the company agreed on the acquisition of its first shopping centre in Denmark. The transaction was completed in early July.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 135.7 million (EUR 190.2 million), with new property acquisitions accounting for EUR 58.6 million (EUR 137.5 million), agreed purchase price adjustments related to property acquisitions concluded earlier for EUR 0.0 million (EUR 1.0 million), acquisitions of jointly controlled entities for EUR 0.0 million (EUR 0.3 million), property development for EUR 76.4 million (EUR 50.4 million) and other investments for EUR 0.7 million (EUR 1.0 million).

Capital expenditure (including acquisitions) during the period totalled EUR 100.5 million (EUR 42.7 million) in Finland, EUR 12.6 million (EUR 40.7 million) in Sweden and EUR 22.3 million (EUR 106.3 million) in the Baltic countries. Capital expenditure in the company’s headquarters amounted to EUR 0.3 million (EUR 0.5 million). The company made divestments totalling EUR 27.8 million (EUR 6.1 million), from which a total of EUR 5.1 million (EUR 1.0 million) was recognised as gains on sale (tax effect included).

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Acquisitions

During the period:

•	In April, Citycon acquired shopping centre Arabia in Helsinki for EUR 19.5 million.

•	Also in April, the company purchased 41.7 per cent of the shares in Kiinteistö Oy Tampereen Koskenranta at a price of EUR 7.8 million.

•	In July, Citycon acquired the Citytalo property, located in Oulu, Northern Finland, at a purchase price of EUR 13.5 million from the local parish union and private owners.

•

In July, Citycon acquired 25 per cent of shopping centre Strömpilen and a retail property called Länken located in Umeå, Sweden for about SEK121 million (approx. EUR 13.8 million) from Balticgruppen AB.

•

In July, Citycon expanded its operation to Denmark by acquiring shopping centre Albertslund Centrum in Greater Copenhagen area from the municipality of Albertslund for DKK181 million (approx. EUR 24 million).

As a result of these transactions, the company's leasable area increased by a total of 35 900 square metres.

Divestments

During the period:

•	In January, the company sold the retail property Landvetter, located in the Härryda municipality near Gothenburg in Sweden, for approximately SEK 50.5 million (approx. EUR 5.5 million).

•	In March, Citycon sold the retail property Floda, located near Gothenburg, for approximately SEK 84.2 million (approx. EUR 9.4 million).

•	In March, shopping centre Valtari in Kouvola, Finland was sold for EUR 1.3 million.

•

In May, Citycon agreed to sell all the shares in Citycon Jakobsberg Bostäder 3 AB for SEK 90.0 million (approx. EUR 10.0 million) to Lärjungen Lägenheter 18 AB, which is owned by Akelius Lägenheter AB.

•	In June, the company sold a 31.3 per cent stake in Kiinteistö Oy Valtakatu 5-7 in Valkeakoski for EUR 0.1 million.

•	In August, Citycon sold all the shares in Drabanten bostäder AB for approximately SEK 50.0 million (approx. EUR 5.6 million) to Bostadsrättsföreningen Stinsen 107-111.

As a result of these divestments, the company's total gross leasable area decreased by 38,250 square metres. The company has sold eight non-core properties with a total value of approximately EUR 38 million since the publication of its strategy update in July 2011.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company's development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, redevelopment projects weaken returns on some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow.

At the end of the period, the company had three (re)development projects under way, due to which some 9,300 square metres of retail space are off-line. During the reporting period, the Magistral redevelopment project in Tallinn and the Myllypuro development project in Helsinki were both completed on schedule. No new (re)development projects were started up during the period.

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2011. Further information on the company’s completed, on-going and planned (re)developments can be found on the corporate website and on pages 85-87 of the Annual Report for 2011.

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(Re)development Projects Completed in 2011 and 2012 and in Progress on 30 September 2012 1)

					Actual gross capital
			Estimated total		Investments by
		Project area before	project investment		30 September 2012
	Location	and after, sq.m.	(EUR million)		(EUR million)		Completion
Koskikeskus	Tampere, Finland	27,700 28,600	37.9		33.3		11/2012
Iso Omena	Espoo, Finland	60,600 63,000	7.6		7.3		11/2012
Åkermyntan	Stockholm, Sweden	8,500 10,100	6.9		3.8		12/2012
Myllypuro	Helsinki, Finland	7,700 7,300	21.3		21,3	2)	completed 2012
Magistral	Tallinn, Estonia	9,500 11,900	7.0		6.9		completed 2012
Åkersberga Centrum	Österåker, Sweden	20,000 27,500	53.2	1)	53.2		completed 2011
Martinlaakso	Vantaa, Finland	3,800 7,400	22.9		24,4	3)	completed 2011
Hansa (Trio)	Lahti, Finland	11,000 11,000	8.0		6.9		completed 2011
Myyrmanni	Vantaa, Finland	8,400 8,400	6.5		6.5		completed 2011
Kirkkonummen Liikekeskus	Kirkkonummi, Finland	5,000 4,000	4.0		3.7		completed 2011

1)	Calculated at the end of period exchange rates.
2)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki has been deducted from the actual gross investments.
3)	The estimated investment in the Martinlaakso development project was exceeded by EUR 1.5 million due to larger than planned commercial look and tenant fitout works.

Financial Performance

The figures presented below are for the period January-September and the figures in brackets are the reference figures for the corresponding period in 2011, unless otherwise indicated.

Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 177.1 million (EUR 161.0 million). Turnover grew by EUR 16.0 million, or 10.0 per cent. Completed or partly completed redevelopment projects, such as Martinlaakson Ostari, Myllypuron Ostari, Myyrmanni and Åkersberga Centrum, accounted for EUR 5.3 million of turnover growth, and acquisitions accounted for EUR 9.1 million. Divestments decreased turnover by EUR 3.3 million (see divestments in 2012 under paragraph Property Portfolio; sales of apartments in Sweden in 2011 are included in the reference period’s divestment portfolio). Like-for-like properties contributed to turnover growth by EUR 3.7 million. (Also see the table Net Rental Income and Turnover by Segment and Property Portfolio.)

Turnover from like-for-like properties increased thanks to indexations, higher rental levels and improved occupancy rate in shopping centres, but decreased due to higher vacancy rates in other retail properties. Temporary rental rebates of like-for-like properties decreased to EUR 1.1 million (EUR 1.5 million).

At the period-end, Citycon had a total of 3,804 (3,994) leases. The leasable area decreased slightly by 0.1 per cent to 998,170 square metres. Decrease in the leasable area is due to divested non-core properties in Finland and Sweden. The average remaining length of the lease portfolio was 3.4 (3.4) years. The average rent increased from EUR 19.5/sq.m. to EUR 20.8/sq.m. thanks to redevelopment projects and divestments as well as index increments. Economic occupancy rate was 95.4 per cent (95.4%). During the preceding twelve months, the rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 9.0 per cent.

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Lease portfolio summary

	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Number of properties			77	78	82	-4.9	80
Gross leasable area, sq.m.			992,570	998,170	999,270	-0.1	994,730
Annualised potential rental value, EUR million1)			237.3	243.1	226.0	7.6	228.5

Average rent (EUR/sq.m.)			20.4	20.8	19.5	6.7	19.7
Number of leases started during the period	140	188	247	597	554	7.8	782
Total area of leases started, sq.m.2)	23,685	64,777	33,254	100,910	127,636	-20.9	177,006
Average rent of leases started (EUR/sq.m.) 2)	22.5	21.9	19.1	19.9	19.7	1.0	19.7
Number of leases ended during the period	328	208	200	911	593	53.6	877
Total area of leases ended, sq.m.2)	34,366	62,713	19,758	120,245	132,976	-9.6	186,120
Average rent of leases ended (EUR/sq.m.)2)	16.8	21.2	20.9	17.1	18.5	-7.6	18.1

Occupancy rate at end of the period (economic), %			95.6	95.4	95.4	—	95.5
Average remaining length of lease portfolio at the end of the period, year			3.5	3.4	3.4	0.0	3.4

Net rental yield, % 3)			6.2	6.3	5.9	—	6.0
Net rental yield, like-for-like properties, %			6.3	6.3	6.0	—	6.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, heating, cleaning and repairs. Property operating expenses rose by EUR 2.6 million, i.e. 4.8 per cent from EUR 53.2 million to EUR 55.7 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses decreased by EUR 0.9 million mainly because heating and electricity costs declined in spite of the rise in energy prices. Winter in 2012 was warmer than in 2011 and summer in 2012 was colder than in 2011 as well as the consumption of heating and electricity has decreased also due to Citycon’s internal cost efficiency programme (Cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.4 million (EUR 0.9 million). This increase in expenses was mainly due to higher credit losses in Swedish operations.

Net rental income

Citycon’s net rental income was EUR 119.9 million (EUR 107.0 million). Net rental income increased by EUR 12.9 million or 12.1 per cent. Redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari, Myyrmanni and Åkersberga Centrum increased net rental income by EUR 3.4 million, while the acquisitions of the Kristiine, Högdalen Centrum, Arabia and Albertslund shopping centres increased net rental income by EUR 6.1 million. Divestments reduced net rental income by EUR 1.7 million. Like-for-like net rental income grew by EUR 4.4 million, or 5.3 per cent, mainly thanks to a clear increase in net rental income from shopping centres, up 6.7 per cent offset by a net rental decrease from supermarkets and shops by 2.3 per cent. The positive net rental income development in the shopping centres was mainly due to positive performance in Liljeholmstorget Galleria, Rocca al Mare, Iso Omena and Jakobsberg Centrum. The negative net rental income development in the like-for-like portfolio of supermarkets and shops was mainly due to two supermarket and shop properties, one in the Helsinki Metropolitan Area and the other in Kotka.

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The net rental yield of Citycon’s property portfolio was 6.3 per cent (5.9%) and improved in all countries of operation due to increased net rental income.

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under redevelopment or extension and undeveloped lots. 61.7 per cent of like-for-like properties are located in Finland, measured in terms of net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

Net rental income by segments and portfolios						Turnover by portfolios
EUR million	Finland	Sweden	Baltic Countries	Other	Total	Citycon total
Q1-Q3/2010	64.7	22.1	8.7	0.0	95.4	146.1
Acquisitions	0.1	0.5	3.7	—	4.3	6.1
(Re)development projects	3.4	1.2	0.0	—	4.6	5.7
Divestments	0.0	-0.8	—	—	-0.8	-1.6
Like-for-like properties	-0.8	2.2	0.6	—	2.0	1.9
Other (incl. exchange rate diff.)	-0.1	1.5	0.0	0.0	1.5	2.8
Q1-Q3/2011	67.3	26.8	12.9	0.0	107.0	161.0
Acquisitions	0.9	1.2	4.0	—	6.1	9.1
(Re)developments projects	3.2	0.1	0.1	—	3.4	5.3
Divestments	-0.4	-1.2	—	—	-1.7	-3.3
Like-for-like properties	1.7	1.7	1.0	—	4.4	3.7
Other (incl. exchange rate diff.)	-0.2	0.7	0.0	0.0	0.6	1.2
Q1-Q3/2012	72.5	29.3	18.1	0.0	119.9	177.1

Administrative expenses

Administrative expenses totalled EUR 19.2 million (EUR 18.8 million). This represented an increase of EUR 0.4 million, or 2.1 per cent, mainly due to increase in non-cash stock option costs (EUR 0.5 million) and higher transaction costs related mainly to executed disposals. In addition, slightly higher average headcount and increased salaries increased the administrative expenses. Administrative expenses in the third quarter in 2012 were EUR 1.2 million lower than in the second quarter in 2012, mainly due to lower restructuring costs, lower non cash option expense and a reduction in various administrative expenses.

At the end of September, Citycon Group employed a total of 130 (129) persons, of whom 86 (86) worked in Finland, 33 (33) in Sweden, 10 (9) in the Baltic countries and 1 (1) in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 19.8 million (EUR -18.2 million). The fair value of the shopping centres increased by EUR28.0 million offset by a decrease amounting to EUR8.2 million in the value of the supermarket and shop properties. The fair value loss in supermarkets and shops was mainly due to somewhat lower market rent estimates. The company recorded a total value increase of EUR 45.4 million (EUR 29.2 million) and a total value decrease of EUR 25.6 million (EUR 47.4 million). On 30 September 2012, the average net yield requirement defined by Jones Lang LaSalle Finland Oy for Citycon’s entire property portfolio was 6.3 per cent (30 June 2012:6.4%). The net yield requirement for properties in Finland, Sweden and the Baltic countries was 6.3 per cent, 5.9 per cent and 7.9 per cent, respectively.

The average market rent used for the valuation rose to EUR 25.1/sq.m. up from EUR 23.9/sq.m. (cf. Note 6: Investment Property). Jones Lang LaSalle Finland Oy’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/ valuation.

Net gains on sale of investment properties

Net gains on the sale of investment properties totalled EUR 5.1 million (EUR 1.0 million) (cf. Property Portfolio).

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Operating profit

Operating profit came to EUR 125.8 million (EUR 71.2 million), seeing growth thanks to increased net rental income, positive fair value changes and higher gains on sale of investment properties.

Net financial expenses

Net financial expenses increased by EUR 4.6 million to EUR 50.7 million (EUR 46.2 million). This increase was mainly attributable to greater interest expenses as a result of higher interest-bearing debt, lower interest capitalization and a one-off book loss arising from convertible bond buy-back. Interest-bearing debt grew due to investments that were financed with new debt. The year-to-date weighted average interest rate for interest-bearing debt increased compared to the previous year’s corresponding period, being 4.06 per cent (3.99%), mainly due to a rise in credit margins. At the period-end, the weighted average interest rate, including interest rate swaps, decreased to 3.94 per cent (4.19%) as a result of lower market interest rates.

Share of profit of jointly controlled entities

The share of profit of jointly controlled entities totalled EUR 0.0 million (EUR 0.0 million) and represents Citycon’s share of the profit of Espagalleria Oy.

Income taxes

Income tax expenses for the period amounted to EUR-9.1 million (EUR-0.5 million). The increase in income tax expenses was primarily due to deferred tax expenses of EUR-7.8 million resulting from fair value gains on investment properties in the first nine months of 2012 compared to deferred tax income of EUR 0.4 million resulting from fair value losses on investment properties in the corresponding period of 2011. Current tax for the period was EUR-1.3 million (EUR-0.9 million).

Profit for the period

Profit for the period came to EUR 65.9 million (EUR 24.5 million). This increase was mainly due to the higher operating profit resulting from higher net rental income and positive fair value changes offset by higher financial expenses.

Statement of Financial Position and Financing

Investment properties

At the period-end, the fair value of the company’s property portfolio totalled EUR 2,695.5 million (EUR 2,512.6 million), with Finnish properties accounting for 60.9 per cent (62.0%), Swedish properties for 27.6 per cent (27.1%) and Baltic and New Business properties for 11.6 per cent (10.9%).

The fair value of investment properties increased by EUR 173.4 million from the end of 2011 (31 December 2011: EUR 2,522.1 million) because of gross capital expenditure of EUR 135.3 million, offset by divestments totalling EUR 2.4 million (see Property Portfolio) and by EUR 17.4 million due to the transfer of certain residential units in the Swedish shopping centres and some super-markets and shops in Finland into the Investment Property Held for Sale-category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 19.8 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). The strengthening of the Swedish krona increased the fair value of investment properties by EUR 38.1 million.

Shareholders’ equity

Shareholders’ equity attributable to the parent company’s shareholders was EUR 907.2 million (EUR 913.5 million). This figure increased from the end of 2011 (31 December 2011: EUR 902.6 million) by EUR 4.6 million due mainly to the profit of EUR 56.8 million for the reporting period attributable to parent company shareholders. On the other hand, dividend payments and equity returns as well as negative fair value change in interest derivative contracts decreased shareholders’ equity. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A loss on the fair value of interest derivatives of EUR 13.2 million was recorded for the period, taking into account their tax effect (a loss of EUR 19.0 million) (cf. Note 9: Derivative Contracts).

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Due to the aforementioned items, equity per share increased to EUR 3.27 (31 December 2011: EUR 3.25). The equity ratio decreased to 34.8 per cent (31 December 2011: 36.0) due to higher amount of interest-bearing debt. The company’s equity ratio, as defined in the loan agreement covenants, decreased to 37.2 per cent (40.4%) due to convertible bond buy-back and higher amount of debt.

Details of the company’s share capital, number of shares and related matters can be found in Note 15: Shareholders, Share Capital and Shares in this report.

Loans

Liabilities totalled EUR 1.810,4 million (EUR 1,609.7 million), with short-term liabilities accounting for EUR 540.0 million (EUR 122.5 million). At the period-end, Citycon’s liquidity was EUR 539.1 million, of which EUR 505.7 million consisted of undrawn, committed credit facilities and EUR 33.3 million of cash and cash equivalents. At the period-end, Citycon’s liquidity, excluding commercial papers, stood at EUR 492.5 million (EUR 374.3 million on 30 June 2012). Liquidity as well as short term debt increased due to the refinancing of debt originally due in August 2013. The actual replacement of maturing debt with new debt will take place in November 2012.

Interest-bearing debt increased year on year by EUR 143.0 million to EUR 1,602.2 million (EUR 1,459.2 million). The fair value of interest-bearing debt was EUR 1,608.6 million (EUR 1,466.6 million) at the period-end. Cash and cash equivalents totalled EUR 33.3 million (EUR 21.5 million), making the fair value of interest-bearing net debt EUR 1,575.2 million (EUR 1,445.2 million). The average loan maturity, weighted according to the principal amount of the loans, decreased to 2.5 years (3.1 years). This decrease is partially caused by the early refinancing of the August 2013 loans (0.2 years), which will take place in November and will lengthen the average loan maturity in turn. The average interest-rate fixing period decreased to 3.6 years (3.7 years).

Interest coverage ratio increased to 2.1 due to higher EPRA operating profit (Q2/2012: 2.0).

Fixed-rate debt accounted for 86.1 per cent (83.1%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased because Citycon issued a fixed-rate bond in May 2012. The debt portfolio’s hedging ratio was in line with the company’s financing policy.

The company issued a EUR 150 million senior unsecured domestic bond on 4 May. The five-year bond matures on 11 May 2017. The bond carries fixed annual interest at the rate of 4.25 per cent, payable annually on 11 May, and is listed on the NASDAQ OMX Helsinki. The bonds were allocated to approximately 40 investors and the bond offering was oversubscribed. The proceeds from the bond issue are used to repay existing loans and to cover the company’s general financing needs.

Citycon Oyj signed a EUR 360 million long-term unsecured credit facility agreement with a Nordic bank group on 4 September. The facility consists of bullet term loan of EUR 190 million and a EUR 170 million revolving credit facility. The loan period is on average five years. Following this transaction practically all material bank loans due 2013 have been refinanced and Citycon’s average debt maturity is extended.

During the period under review, Citycon has repurchased convertible capital bonds issued on 2 August 2006 with face value of EUR 30 million. The amount of EUR 30 million of nominal value repurchased by the company corresponding to 600 bonds with nominal value of EUR 50,000 corresponding to 27 per cent of the aggregate amount of the Convertible Bonds maturing in 2013. The weighted average repurchase price was 100.28 per cent of the face value of the bonds.

These repurchased bonds have been cancelled. Following the cancellations, the number of shares available for subscription under the convertible bonds decreased before the rights offering to 9,821,428 shares and the maximum increase allowed in Citycon’s share capital decreased to EUR 13,258,927.80. Due to the rights offering pursuant to the pre-emptive subscription right of shareholders, Citycon’s Board of Directors has on 7 September 2012 decided to adjust the conversion price of the convertible bonds from EUR 4.20 to EUR 4.05. The new conversion price has been effective as from 2 October 2012 and the total number of shares that can be subscribed for on the basis of the convertible bonds is 10,185,185 and the maximum increase of Citycon’s share capital as a consequence of such subscriptions is EUR 13,749,999.75.

Including the buybacks during 2008-2010, Citycon has repurchased a total principal amount of EUR 68.75 million of the convertible bonds, corresponding to approximately 63 per cent of the aggregate amount of the convertible bonds. The face value of the convertible bonds, originally EUR 110 million, totalled EUR 41,250,000 at the end of the period.

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Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 44.5 million (EUR 54.1 million). This decrease was primarily due to higher realized exchange rate losses and higher taxes paid as the company received tax return amounting to EUR 6.5 million during the first nine months of 2011.

Net cash used in investing activities

Net cash used in investing activities totalled EUR -78.7 million (EUR -191.4 million). Acquisition of subsidiaries and investment properties amounted to EUR 41.6 million (EUR 138.9 million). Capital expenditure related to investment properties, shares in jointly controlled entities and tangible and intangible assets totalled EUR 69.2 million (EUR 59.7 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 32.1 million (EUR 7.2 million).

Net cash from financing activities

Net cash from financing activities totalled EUR -24.8 million (EUR 139.6 million). This consisted of normal loan repayments and new loan withdrawals and dividend and equity return payments.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden as well as Baltic Countries and New Business. The Finnish unit is subdivided into five functions: Centre Management (operative management of shopping centres), Leasing, Marketing, Property Development, and Finance and Administration. The Swedish unit is subdivided into three functions: Centre Management, Leasing and Project Development. The Baltic Countries and New Business unit is subdivided into two functions: Retail Property Management and Property Development.

Finland

Citycon is a market leader in the Finnish shopping centre business. At period-end, the company owned 23 shopping centres and 36 other properties in Finland, with a total leasable area of 594,170 square metres (577,570 sq.m.). The leasable area increased due to acquisitions and completed redevelopment projects (cf. Property Portfolio). The annualised potential rental value increased to EUR 148.8 million, mainly due to acquisitions and completed redevelopment projects (Myllypuro and Martinlaakso).

Lease agreements started during the financial period applied to a GLA of 64,287 square metres (98,085 sq.m.). The average rent for new lease agreements was slightly lower than the average rent for the entire Finnish property portfolio, mainly due to the renewal of one large non-retail lease agreement. Ended lease agreements applied to 63,725 square metres (99,208 sq.m.). The average rent for ended lease agreements was also lower than the average for the entire Finnish property portfolio, mostly due to divestments of non-core properties and due to ended office leases. The average rent rose from EUR 20.9/sq.m. to EUR 21.6/sq.m., mainly thanks to divestments, completed redevelopment projects and index increments. The occupancy rate increased to 94.8 per cent (94.4%). In shopping centres, the occupancy rate was 95.9 per cent and the average rent was EUR 24.8/sq.m.

Citycon’s net rental income from Finnish operations during the period totalled EUR 72.5 million (EUR 67.3 million). Net rental income grew by EUR 5.2 million, or 7.7 per cent, thanks to the EUR 4.1 million effect of completed redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari and Myyrmanni and acquisition of Arabia. Net rental income for like-for-like properties in Finland increased by EUR 1.7 million, or 3.2 per cent, mainly due to good performance in the shopping centres. The business unit accounted for 60.5 per cent (62.9%) of Citycon’s total net rental income. Net rental yield was 6.2 per cent (6.0%).

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Key Figures, Finland

	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Number of properties			59	59	62	-4.8	60
Gross leasable area, sq.m.			589,170	594,170	577,570	2.9	577,630
Annualised potential rental value, EUR million 1)			146.2	148.8	137.8	8.0	139.3

Average rent (EUR/sq.m.)			21.5	21.6	20.9	3.3	21.0
Number of leases started during the period	107	107	108	322	340	-5.3	470
Total area of leases started, sq.m. 2)	20,438	54,114	16,502	64,287	98,085	-34.5	137,118
Average rent of leases started (EUR/sq.m.)2)	22.5	22.8	22.5	21.2	20.7	2.2	20.2
Number of leases ended during the period	98	111	114	364	338	7.7	477
Total area of leases ended, sq.m. 2)	15,450	49,032	13,968	63,725	99,208	-35.8	138,435
Average rent of leases ended (EUR/sq.m.) 2)	22.5	22.8	23.0	20.3	20.2	0.5	19.4

Occupancy rate at end of the period (economic), %			94.5	94.8	94.4	—	94.1
Average remaining length of lease portfolio at the end of the period, year			3.6	3.6	3.4	5.9	3.5

Gross rental income, EUR million	34.5	31.9	33.8	101.5	95.1	6.7	127.3
Turnover, EUR million	36.1	33.3	35.1	105.9	98.9	7.1	132.5
Net rental income, EUR million	25.2	23.4	24.4	72.5	67.3	7.7	90.5
Net rental yield, % 3)			6.2	6.2	6.0	—	6.0
Net rental yield, like-for-like properties, %			6.4	6.4	6.2	—	6.2

Fair value of investment properties, EUR million			1,604.0	1,640.9	1,557.3	5.4	1,547.4

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Sweden

At the end of the period, the company had nine shopping centres and five other retail properties in Sweden, with a total leasable area of 273,700 square metres (308,200 sq.m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to the divestment of residential units and two supermarket properties. The annualised potential rental value decreased to EUR 63.1 million, due to divestments.

Lease agreements started during the period applied to a GLA of 19,246 square metres (27,287 sq.m.). The average rent level for new lease agreements was slightly lower than the average for the entire Swedish property portfolio due to one short-term office lease. Ended lease agreements applied to 50,853 square metres (22,256 sq.m.). The average rent level for ended lease agreements was significantly lower than the average for the entire Swedish property portfolio, due to divested residential units and supermarket and shop properties.

The average rent rose from EUR 17.3/sq.m. to EUR 19.3/sq.m., mainly due to divestments and leases which have been renewed at higher rent. The occupancy rate decreased to 94.8 per cent (95.9%), due to a bankruptcy of a local department store during the third quarter.

The company’s net rental income from Swedish operations increased by EUR 2.5 million or 9.3 per cent to EUR 29.3 million (EUR 26.8 million). The increase in net rental income was due to the completion of the Åkersberga Centrum redevelopment project, the acquisition of the Högdalen Centrum shopping centre as well as to net rental income increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 1.7 million, or 7.6 per cent, thanks mainly to improved net rental income from Liljeholmstorget Galleria and Jakobsberg Centrum. The business unit accounted for 24.4 per cent (25.0%) of Citycon’s total net rental income. Net rental yield was 5.5 per cent, representing an increase of 0.4 percentage points from the reference period. This increase was especially due to Liljeholmstorget Galleria’s improved performance compared to the reference period.

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Key Figures, Sweden

	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Number of properties			14	14	16	-12.5	16
Gross leasable area, sq.m.			287,800	273,700	308,200	-11.2	303,700
Annualised potential rental value, EUR million 1)			63.3	63.1	63.2	-0.2	62.7

Average rent (EUR/sq.m.)			18.5	19.3	17.3	11.6	17.2
Number of leases started during the period	26	71	58	177	185	-4.3	276
Total area of leases started, sq.m. 2)	2,312	10,154	3,120	19,246	27,287	-29.5	37,006
Average rent of leases started (EUR/sq.m.) 2)	22.4	16.9	17.2	19.0	16.2	17.5	18.2
Number of leases ended during the period	219	31	71	511	172	197.1	311
Total area of leases ended, sq.m. 2)	17,980	4,787	4,106	50,853	22,256	128.5	35,816
Average rent of leases ended (EUR/sq.m.) 2)	11.4	19.1	9.2	12.3	13.3	-7.5	14.8

Occupancy rate at end of the period (economic), %			95.9	94.8	95.9	—	97.0
Average remaining length of lease portfolio at the end of the period, year			3.0	2.9	3.0	-3.3	2.9

Gross rental income, EUR million	15.3	14.4	14.8	45.0	42.8	5.2	57.4
Turnover, EUR million	15.9	14.5	15.5	47.2	44.7	5.6	60.1
Net rental income, EUR million	10.6	9.5	9.4	29.3	26.8	9.3	35.4
Net rental yield, % 3)			5.4	5.5	5.1	—	5.4
Net rental yield, like-for-like properties, %			5.5	5.6	5.2	—	5.5

Fair value of investment properties, EUR million			708.3	743.2	681.9	9.0	697.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Baltic Countries and New Business

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. In July the company acquired Albertslund Centrum in Denmark, Albertslund, in the Greater Copenhagen area and integrated it to the Baltic unit. At the period-end, these properties’ gross leasable area totalled 130,300 square metres (113,500 sq.m.). The annualised potential rental value increased to EUR 31.2 million, mainly due to the aforementioned acquisition and completion of Magistral’s re-development. The average rent rose from EUR 19.0/sq.m. to EUR 20.0/sq.m. thanks to index increments and fewer rental discounts.

Lease agreements started during the period applied to a GLA of 17,377 square metres (2,264 sq.m.). The average rent level for new lease agreements was lower than the average for the entire Baltic property portfolio mostly due to the opening of the Magistral shopping centre. Ended lease agreements applied to 5,666 square metres (11,512 sq.m.). The average rent level for ended leases was higher than the average for the entire Baltic property portfolio, due to the ended leases which were negotiated during the economic peak.

The occupancy rate decreased to 99.5 per cent (100.0%) due to acquisition of Albertslund Centrum.

Net rental income from the operations of the Baltic Countries and New Business unit increased markedly by EUR 5.2 million to EUR 18.1 million (EUR 12.9 million) mainly due to the acquisition of the Kristiine and Albertslund shopping centres and like-for-like growth of EUR 1.0 million, or 12.1 per cent The business unit accounted for 15.1 per cent (12.1%) of Citycon’s total net rental income. Net rental yield was 8.5 per cent, representing an increase of 0.7 percentage points from the reference period. This increase was especially due to Rocca al Mare’s improved performance compared to the reference period.

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Key Figures, Baltic Countries and New Business

	Q3/2012	Q3/2011	Q2/2012	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Number of properties			4	5	4	25.0	4
Gross leasable area, sq.m.			115,600	130,300	113,500	14.8	113,400
Annualised potential rental value, EUR million 1)			27.8	31.2	25.0	24.8	26.5

Average rent (EUR/sq.m.)			20.0	20.0	19.0	5.3	20.2
Number of leases started during the period	7	10	81	98	29	237.9	36
Total area of leases started, sq.m. 2)	935	509	13,632	17,377	2,264	667.6	2,882
Average rent of leases started (EUR/sq.m.) 2)	23.2	15.5	15.5	16.2	19.4	-16.3	18.8
Number of leases ended during the period	11	66	15	36	83	-56.6	89
Total area of leases ended, sq.m. 2)	935	8,894	1,684	5,666	11,512	-50.8	11,869
Average rent of leases ended (EUR/sq.m.) 2)	27.8	13.4	32.2	23.6	13.5	74.8	14.0

Occupancy rate at end of the period (economic), %			100.0	99.5	100.0	—	100.0
Average remaining length of lease portfolio at the end of the period, year			4.1	3.8	4.3	-11.6	4.2

Gross rental income, EUR million	7.8	6.1	6.7	20.9	15.0	39.0	21.2
Turnover, EUR million	8.9	7.2	7.7	24.0	17.4	37.6	24.5
Net rental income, EUR million	6.7	5.3	5.8	18.1	12.9	40.1	18.4
Net rental yield, %3)			8.2	8.5	7.8	—	7.9
Net rental yield, like-for-like properties, %			8.2	8.3	7.6	—	7.8

Fair value of investment properties, EUR million			289.6	311.4	273.6	13.8	277.6

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

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Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. Calculation methods have been retroactively revised to comply with the new and revised guidelines, primarily with respect to electricity consumption and the carbon footprint. The results and indicators for environmental responsibility for 2011 are presented on pages 48-53 of the Annual and Sustainability Report.

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. Performance is compared to the base level of 2009. In 2012, Citycon’s aim is to reduce its carbon footprint by 2-3 per cent, its energy consumption by 2-3 per cent and water consumption in its shopping centres to an average of 4.0 litres per visitor per year. The objective for the waste recycling rate in 2012 is 78 per cent. Landfill waste may account for a maximum of 20 per cent of total waste by 2015, and the corresponding annual target for 2012 is 22 per cent. Due to changes in the property portfolio, comparison of per capita consumption by surface area or per visitor gives a clearer picture of trends. For this reason, reporting will focus on these in future.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. Gold-level LEED certification for Martinlaakson Ostari, the company’s shopping centre project in Vantaa, was confirmed in March.

Citycon has conducted an extensive assessment of measures for improving its properties’ energy efficiency and reducing energy consumption. The objective in 2012 is to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. During the second quarter, a three-year energy saving programme was started in four shopping centres. Through investments, efforts will be made to markedly improve energy efficiency and reduce consumption levels in these shopping centres. Similar collaboration models have already been applied at the Iso Omena and Myyrmanni shopping centres. By the end of September, the Ministry of Employment and the Economy has granted energy support for the energy saving measures in four shopping centres covering 20-25 per cent, or EUR 407,000, of the investment costs.

During the review period, Citycon developed reporting methods covering energy consumption and costs. During the January-August period, energy consumption saw a year-on-year decrease in all operating countries. The decline in heating consumption was 11 per cent and in electricity consumption 5 per cent. In comparable properties energy costs have declined particularly in the case of heating, even though energy prices on average have risen compared with the previous year.

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Governance

Annual General Meeting 2012

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2012. The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2011. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2011 and on an equity return of EUR 0.11 per share from the invested unrestricted equity fund. The record date for the dividend payment and equity return was 26 March 2012 and the dividend and equity return, totalling EUR 41.7 million, were paid on 4 April 2012.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2012. The AGM minutes are also available on this website.

Extraordinary General Meeting 2012

Mr. Dor J. Segal, member of the Board of Directors of Citycon, announced his resignation from the Board of Directors as of 11 October 2012. Following his announcement, the Board of Directors decided to give notice to an Extraordinary General Meeting of Citycon Oyj to be held on 11 October 2012 to decide on the appointment of a new member to the Board of Directors. The Nomination and Governance Committee of the Board of Directors proposed that Mr. Yuval Yanai be elected as a new member to the Board of Directors for a term that will continue until the closing of the next Annual General Meeting. The candidate’s personal details are available on the Company’s website at http://www.citycon.com/for.investors/gm/egm.2012/.

Changes in the Corporate Management

Michael Schönach, Citycon’s Executive Vice President, Finnish Operations, and member of the Corporate Management Committee, left his position in the company on 15 May 2012.

Nils Styf was appointed Citycon Oyj’s Chief Investment Officer and member of the Corporate Management Committee in April. He took up his position in June.

Marko Juhokas was appointed Citycon Oyj’s Senior Vice President, Finnish Operations, and member of the Corporate Management Committee in July. He took up his position on 16 July 2012.

Personal information on Nils Styf and Marko Juhokas, including their shareholdings in Citycon and career history, are presented on the corporate website at www.citycon.com/management.

Helsinki, October 9, 2012

Citycon Oyj

Board of Directors

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EPRA PERFORMANCE MEASURES

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s interim report presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2011 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
EPRA Earnings, EUR million	17.8	14.9	19.6%	47.7	40.7	17.1%	53.3
EPRA Earnings per share (basic), EUR1)	0.06	0.05	17.0%	0.17	0.15	7.0%	0.20
EPRA NAV per share, EUR	3.71	3.64	2.0%	3.71	3.64	2.0%	3.62
EPRA NNNAV per share, EUR	3.24	3.31	-2.2%	3.24	3.31	-2.2%	3.29
EPRA Net Initial Yield (NIY) (%)				6.2	6.2	-0.3%	6.2
EPRA “topped-up” NIY(%)				6.3	6.3	-0.7%	6.3
EPRA vacancy rate (%)				4.6	4.6	0.6%	4.5

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17, 2012.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings (in EUR millions) increased by EUR 7.0 million to EUR 47.7 million in the first nine months of 2012 from EUR 40.7 million in the corresponding period in 2011. The increase was a result of NRI growth through acquisitions, (re)development projects and positive like-for-like growth. To the contrary, EPRA Earnings was negatively impacted by financial expenses. EPRA Earnings per share (basic) increased to EUR 0.17 during the first nine months in 2012 compared to EUR 0.15 in the corresponding period in 2011 due to higher EPRA Earnings offset by higher number of shares, which resulted from share issue executed in July 2011.

EUR million	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Earnings in IFRS Consolidated Statement of Comprehensive Income	30.2	-0.7	—	56.8	18.3	—	13.0
-/+ Net fair value gains/losses on investment property	-13.8	14.4	—	-19.8	18.2	—	35.3
-/+ Net gains/losses on sale of investment property	-3.6	0.3	—	-5.1	-1.0	—	-0.6
+ Transaction costs related to investment property disposals	0.2	-0.4	—	0.5	0.1	—	1.0
-/+ Fair value gains/losses of jointly controlled entities	—	—	—	—	-0.2	—	-0.3
+/- Current taxes arising from the items above	—	—	—	—	—	—	0.5
+/- Change in deferred taxes arising from the items above	1.2	0.4	—	7.8	0.3	—	-2.2
+/- Non-controlling interest arising from the items above	3.7	0.9	—	7.4	5.0	49.9%	6.7
EPRA Earnings	17.8	14.9	19.6%	47.7	40.7	17.1%	53.3
Issue-adjusted average number of shares, million 1)	288.4	282.0	2.3%	288.4	263.4	9.5%	269.7
EPRA Earnings per share (basic), EUR 1)	0.06	0.05	17.0%	0.17	0.15	7.0%	0.20

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17,2012.

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EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Net rental income	42.6	38.3	11.5%	119.9	107.0	12.1%	144.3
Direct administrative expenses	-5.4	-7.1	-23.8%	-18.6	-18.7	-0.3%	-27.1
Direct other operating income and expenses	0.1	0.1	-19.8%	0.2	0.2	-19.3%	0.2
EPRA operating profit	37.3	31.3	19.4%	101.4	88.5	14.6%	117.4
Direct net financial income and expenses	-18.1	-16.0	12.7%	-50.7	-46.2	9.9%	-62.4
Direct share of profit/loss of joint ventures	0.0	0.1	-61.5%	0.0	-0.2	—	0.0
Direct current taxes	-0.6	-0.3	83.2%	-1.3	-0.9	46.6%	-0.4
Change in direct deferred taxes	-0.3	0.3	—	0.0	0.7	-99.2%	0.3
Direct non-controlling interest	-0.6	-0.4	58.9%	-1.7	-1.2	38.0%	-1.7
EPRA Earnings	17.8	14.9	19.6%	47.7	40.7	17.1%	53.3
EPRA Earnings per share (basic), EUR 1)	0.06	0.05	17.0%	0.17	0.15	7.0%	0.20

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17,2012.

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share increased by EUR 0.09 to EUR 3.71 (EUR 3.62 on December 31,2011) due mainly to the profit for the period, which increased due to higher net rental income and positive fair value gains. EPRA NNNAV per share decreased by EUR 0.05 to EUR 3.24 (EUR 3.29 on December 31,2011).

	30 September 2012			30 September 2011			31 Dec. 2011
		Number of			Number of			Number of
		shares on			shares on			shares on
		the balance	per		the balance	per		the balance	per
	EUR	sheet date	share,	EUR	sheet date	share,	EUR	sheet date	share,
	million	(1,000)	EUR	million	(1,000)	EUR	million	(1,000)	EUR
Equity attributable to parent company shareholders	907.2	277,848	3.27	913.5	277,811	3.29	902.6	277,811	3.25
Deferred taxes from the difference of fair value and fiscal value of investment properties	65.4	277,848	0.24	60.0	277,811	0.22	57.5	277,811	0.21
Fair value of financial instruments	58.9	277,848	0.21	37.8	277,811	0.14	45.7	277,811	0.16

Net asset value (EPRA NAV)	1,031.5	277,848	3.71	1,011.4	277,811	3.64	1,005.9	277,811	3.62

Deferred taxes from the difference of fair value and fiscal value of investment properties	-65.4	277,848	-0.24	-60.0	277,811	-0.22	-57.5	277,811	-0.21
The difference between the secondary market price and fair value of bonds and capital loans1)	-6.9	277,848	-0.02	6.6	277,811	0.02	11.4	277,811	0.04
Fair value of financial instruments	-58.9	277,848	-0.21	-37.8	277,811	-0.14	-45.7	277,811	-0.16

EPRA NNNAV	900.3	277,848	3.24	920.1	277,811	3.31	914.1	277,811	3.29

1)	Secondary market price

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When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006, bond 1/2009 and bond 1/2012 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the convertible capital loan 1/2006 was 100.48 per cent (90.77%), for the bond 1/2009 105.56 per cent (99.98%) and for the bond 1/2012 102.99 per cent on 30 September 2012. The difference between the secondary market price and the fair value of the bonds and capital loans was negative EUR 6.9 million (positive EUR 6.6 million) on 30 September 2012.

3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields remained at the level of the comparison period. However, EPRA NIY and EPRA “topped up” NIY at the end of the third quarter of 2012 and 2011 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	30 September 2012	30 September 2011	31 Dec. 2011
Fair value of investment properties determined by the external appraiser	2,656.5	2,505.0	2,515.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-228.9	-531.1	-559.6

Completed property portfolio	2,427.5	1,973.9	1,955.4
Plus the estimated purchasers’ transaction costs	47.9	36.7	36.8

Gross value of completed property portfolio (A)	2,475.5	2,010.6	1,992.2

Annualised gross rents for completed property portfolio	218.0	181.4	179.5
Property portfolio’s operating expenses	-65.0	-56.8	-56.6

Annualised net rents (B)	153.0	124.5	122.9
Plus the notional rent expiration of rent free periods or other lease incentives	1.8	3.1	2.5

Topped-up annualised net rents (C)	154.8	127.7	125.4

EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.2	6.2
EPRA “topped-up” NIY (%) (C/A)	6.3	6.3	6.3

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate remained at the level of the comparison period.

EUR million	30 September 2012	30 September 2011	31 Dec. 2011
Annualised potential rental value of vacant premises	10.8	10.0	9.8
./. Annualised potential rental value for the whole portfolio	235.5	218.0	219.4
EPRA vacancy rate (%)	4.6	4.6	4.5

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INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 January—30 September 2012

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3 2011	Change-%	2011
Gross rental income		57.5	52.5	9.6%	167.4	153.0	9.5%	206.0
Service charge income		3.4	2.5	33.7%	9.7	8.1	19.3%	11.1
Turnover	3	60.9	55.0	10.7%	177.1	161.0	10.0%	217.1
Property operating expenses	4	17.8	16.2	9.8%	55.7	53.2	4.8%	71.6
Other expenses from leasing operations		0.4	0.5	-17.7%	1.4	0.9	64.0%	1.2
Net rental income		42.6	38.3	11.5%	119.9	107.0	12.1%	144.3
Administrative expenses		5.6	6.7	-16.5%	19.2	18.8	2.1%	28.0
Other operating income and expenses		0.1	0.1	-19.8%	0.2	0.2	-19.3%	0.2
Net fair value gains/losses on investment property		13.8	-14.4	—	19.8	-18.2	—	-35.3
Net gains/losses on sale of investment property		3.6	-0.3	—	5.1	1.0	428.5%	0.6

Operating profit		54.5	17.0	221.3%	125.8	71.2	76.8%	81.8

Net financial income and expenses		-18.1	-16.0	12.7%	-50.7	-46.2	9.9%	-62.4
Share of profit/loss of jointly controlled entities		0.0	0.1	-61.5%	0.0	0.0	226.4%	0.3
Profit/loss before taxes		36.5	1.0	—	75.0	25.0	200.4%	19.7
Current taxes		-0.6	-0.3	83.2%	-1.3	-0.9	46.6%	-0.9
Change in deferred taxes		-1.5	-0.2	—	-7.8	0.4	—	2.5
Profit/loss for the period		34.5	0.6	—	65.9	24.5	169.1%	21.3

Profit/loss attributable to
Parent company shareholders		30.2	-0.7	—	56.8	18.3	210.0%	13.0
Non-controlling interest		4.3	1.3	225.6%	9.1	6.2	47.6%	8.3

Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.10	0.00	—	0.20	0.07	183.1%	0.05
Earnings per share (diluted), EUR	5	0.10	0.00	—	0.19	0.07	179.0%	0.05

Other comprehensive income
Net losses/gains on cash flow hedges		-14.1	-34.0	-58.6%	-18.0	-25.6	-29.9%	-35.9
Income taxes relating to cash flow hedges		3.6	8.8	-59.6%	4.8	6.7	-28.5%	9.0
Exchange gains/losses on translating foreign operations		3.2	-0.6	—	4.8	-2.2	—	0.6
Other comprehensive income for the period, net of tax		-7.3	-25.8	-71.8%	-8.4	-21.2	-60.4%	-26.2

Total comprehensive profit/loss for the period		27.2	-25.2	—	57.5	3.3	—	-4.9

Total comprehensive profit/loss attributable to
Parent company shareholders		21.3	-26.3	—	46.9	-2.0	—	-13.4
Non-controlling interest		5.8	1.1	433.9%	10.6	5.4	98.5%	8.5

1)	Earnings per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17,2012.

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Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	30 September 2012	30 September 2011	31 Dec. 2011
Assets

Non-current assets
Investment properties	6	2,695.5	2,512.6	2,522.1
Investments in jointly controlled entities		0.6	0.3	0.6
Intangible assets and property, plant and equipment		2.5	2.8	2.9
Deferred tax assets		19.2	13.4	14.5
Derivative financial instruments and other non-current assets	9	0.0	0.0	0.0
Total non-current assets		2,717.9	2,529.1	2,540.1

Investment properties held for sale	7	5.4	—	12.7

Current assets
Derivative financial instruments	9	0.6	0.2	0.5
Trade and other receivables		17.9	28.5	33.2
Cash and cash equivalents	8	33.3	21.5	91.3
Total current assets		51.8	50.2	125.0

Total assets		2,775.1	2,579.3	2,677.7

Liabilities and Shareholders’ Equity

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-58.9	-37.8	-45.7
Invested unrestricted equity fund	10	243.1	273.7	273.7
Retained earnings	10	332.3	286.9	284.0
Total equity attributable to parent company shareholders		907.2	913.5	902.6
Non-controlling interest		57.5	56.1	59.2
Total shareholders’ equity		964.7	969.6	961.8

Long-term liabilities
Loans	11	1,127.8	1,379.9	1,339.5
Derivative financial instruments and other non-interest bearing liabilities	9	74.9	44.7	54.4
Deferred tax liabilities		67.7	62.6	59.8
Total long-term liabilities		1,270.4	1,487.2	1,453.7

Short-term liabilities
Loans	11	474.4	79.3	208.4
Derivate financial instruments	9	0.1	0.0	0.6
Trade and other payables		65.5	43.2	53.2
Total short-term liabilities		540.0	122.5	262.2

Total liabilities		1,810.4	1,609.7	1,715.9

Total liabilities and shareholders’ equity		2,775.1	2,579.3	2,677.7

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	24

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1-Q3/2012	Q1-Q3 2011	2011
Cash flow from operating activities
Profit before taxes		75.0	25.0	19.7
Adjustments		28.2	64.7	98.9
Cash flow before change in working capital		103.2	89.7	118.6
Change in working capital		-0.7	1.0	1.6
Cash generated from operations		102.5	90.7	120.2

Paid interest and other financial charges		-45.4	-42.4	-60.1
Interest income and other financial income received		0.5	0.4	0.6
Realized exchange rate losses		-12.3	-1.1	-1.8
Taxes paid/received		-0.7	6.5	7.2
Net cash from operating activities		44.5	54.1	66.0

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6,7	-41.6	-28.3	-33.7
Acquisition of investment properties	6,7	—	-110.5	-105.5
Capital expenditure on investment properties, investments in jointly controlled entities, intangible assets and PP&E	6,7	-69.2	-59.7	-82.4
Sale of investment properties	6,7	32.1	7.2	18.6
Net cash used in investing activities		-78.7	-191.4	-203.0

Cash flow from financing activities
Sale of treasury shares		—	0.4	0.4
Proceeds from share issue		—	99.0	98.9
Proceeds from short-term loans	11	91.5	111.1	160.9
Repayments of short-term loans	11	-117.9	-73.3	-100.2
Proceeds from long-term loans	11	335.7	476.9	594.6
Repayments of long-term loans	11	-278.4	-440.3	-511.8
Acquisition of non-controlling interests		-14.0	—	—
Dividends and return from the invested unrestricted equity fund	10	-41.7	-34.2	-34.3
Net cash from financing activities		-24.8	139.6	208.5

Net change in cash and cash equivalents		-59.0	2.3	71.6
Cash and cash equivalents at period-start	8	91.3	19.5	19.5
Effects of exchange rate changes		1.0	-0.2	0.2
Cash and cash equivalents at period-end	8	33.3	21.5	91.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	25

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders
EUR million	Share capital	Share premium fund	Fair value reserve	Invested unrest- ricted equity fund	Trans- lation reserve	Retained earnings	Equity at- tributable to parent company sharehol- ders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 Jan. 2011	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Total comprehensive loss/profit for the period			-19.0		-1.4	18.3	-2.0	5.4	3.3
Share issues				99.0			99.0		99.0
Sale of treasury shares				0.4			0.4		0.4
Dividends and return from the invested unrestricted equity fund (Note 10)				-24.5		-9.8	-34.2		-34.2
Share-based payments						0.9	0.9		0.9
Balance at 30 September 2011	259.6	131.1	-37.8	273.7	-9.6	296.5	913.5	56.1	969.6

Balance at 1 Jan. 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive loss/profit for the period			-13.2		3.3	56.8	46.9	10.6	57.5
Recognized gain in the equity arising from convertible bond buybacks						-0.2	-0.2		-0.2
Dividends and return from the invested unrestricted equity fund (Note 10)				-30.6		-11.1	-41.7		-41.7
Share-based payments						1.5	1.5		1.5
Acquisition of non-controlling interests						-2.1	-2.1	-12.3	-14.4
Balance at 30 September 2012	259.6	131.1	-58.9	243.1	-4.5	336.7	907.2	57.5	964.7

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	26

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in Finland, Sweden and the Baltic countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 9 October 2012.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the nine month period ended on 30 September 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2011 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

EUR million	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Turnover
Finland	36.1	33.3	8.3%	105.9	98.9	7.1%	132.5
Sweden	15.9	14.5	9.8%	47.2	44.7	5.6%	60.1
Baltic Countries and New Business	8.9	7.2	23.4%	24.0	17.4	37.6%	24.5
Total	60.9	55.0	10.7%	177.1	161.0	10.0%	217.1

Net rental income
Finland	25.2	23.4	7.5%	72.5	67.3	7.7%	90.5
Sweden	10.6	9.5	12.4%	29.3	26.8	9.3%	35.4
Baltic Countries and New Business	6.7	5.3	25.4%	18.1	12.9	40.1%	18.4
Total	42.6	38.3	11.5%	119.9	107.0	12.1%	144.3

EPRA operating profit
Finland	23.4	21.6	8.6%	66.5	62.1	7.0%	83.2
Sweden	9.6	8.1	17.6%	25.6	23.3	10.1%	30.4
Baltic Countries and New Business	6.5	4.9	32.3%	17.5	12.1	44.9%	17.1
Other	-2.2	-3.4	-34.7%	-8.1	-8.9	-9.0%	-13.4
Total	37.3	31.3	19.4%	101.4	88.5	14.6%	117.4

Net fair value gains/losses on investment property
Finland	5.8	-12.2	—	0.6	-17.2	—	-40.4
Sweden	4.2	-1.5	—	7.7	-2.1	—	1.7
Baltic Countries and New Business	3.8	-0.7	—	11.6	1.1	—	3.4
Total	13.8	-14.4	—	19.8	-18.2	—	-35.3

Operating profit/loss
Finland	29.2	9.4	210.9%	66.3	45.0	47.2%	42.3
Sweden	17.2	6.7	155.4%	38.6	21.9	76.2%	32.4
Baltic Countries and New Business	10.3	4.2	143.7%	29.0	13.2	120.3%	20.5
Other	-2.2	-3.4	-34.7%	-8.1	-8.9	-9.0%	-13.4
Total	54.5	17.0	221.3%	125.8	71.2	76.7%	81.8

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	27

EUR million	30 September 2012	30 September 2011	Change-%	31 Dec. 2011
Assets
Finland	1,650.5	1,563.3	5.6%	1,558.0
Sweden	748.2	702.3	6.5%	731.3
Baltic Countries and New Business	312.9	274.6	13.9%	278.6
Other	63.4	39.0	62.5%	109.8
Total	2,775.1	2,579.3	7.6%	2,677.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

EUR million	Q3/2012	Q3/2011	Change-%	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Heating and electricity	5.3	5.3	1.2%	18.2	18.1	0.5%	24.2
Maintenance expenses	6.2	5.0	24.6%	19.0	17.0	11.2%	23.3
Land lease fees and other rents	0.5	0.3	59.2%	1.3	0.9	42.1%	1.3
Property personnel expenses	0.2	0.1	158.4%	0.6	0.4	28.0%	0.6
Administrative and management fees	0.6	0.5	8.5%	1.7	1.7	-0.4%	2.3
Marketing expenses	1.1	1.3	-12.7%	3.7	3.6	2.2%	5.6
Property insurances	0.1	0.1	14.9%	0.5	0.4	12.1%	0.5
Property taxes	1.8	1.6	12.2%	5.2	4.9	5.8%	6.4
Repair expenses	1.8	2.1	-11.2%	5.5	6.1	-8.6%	7.5
Other property operating expenses	0.1	-0.1	—	0.1	0.0	—	-0.1
Total	17.8	16.2	9.8%	55.7	53.2	4.8%	71.6

Two properties generated no income during the first nine months of 2012 (in 2011 four properties), while these generated expenses of EUR 0.1 million (EUR 0.1 million)

5. Earnings per Share

	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	56.8	18.3	210.0%	13.0
Issue-adjusted average number of shares, million 1)	288.4	263.4	9.5%	269.7

Earnings per share (basic), EUR 1)	0.20	0.07	183.1%	0.05

Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	56.8	18.3	210.0%	13.0
Expenses from convertible capital loan, the tax effect deducted (EUR million) 2)	2.6	—	—	—

Profit/loss used in the calculation of diluted earnings per share (EUR million)	59.4	18.3	224.0%	13.0
Issue-adjusted average number of shares, million 1)	288.4	263.4	9.5%	269.7
Convertible capital loan impact, million 2)	16.7	—	—	—
Adjustment for stock options, million	—	—	—	—
Adjustments for long-term share-based incentive plan, million	0.0	0.2	-69.7%	0.1

Average number of shares used in the calculation of diluted earnings per share, million	305.2	263.5	15.8%	269.8

Earnings per share (diluted), EUR 1)	0.19	0.07	179.7%	0.05

1)	Earnings per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17, 2012.
2)

The potential new shares from the conversion of convertible capital loan and the expenses from convertible loan (less the tax effect) are not included in calculating 2011 diluted per-share figures, because the earnings per share basic would be less than diluted earnings per share. Adjustments for long-term share-based-incentive plan and stock options are taken into account when calculating the diluted earnings per share.

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6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 September 2012, the first mentioned category included Koskikeskus in Finland as well as Åkermyntan Centrum in Sweden. On 30 September 2011, the first mentioned category included Kirkkonummen Liikekeskus, Lahden Hansa (Trio), Myllypuro, Martinlaakso and Koskikeskus and Myyrmanni in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

EUR million	30 September 2012
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	51.0	58.9
Investments	24.4	50.8	75.2
Disposals	0.0	-2.4	-2.4
Capitalized interest	0.7	0.6	1.3
Fair value gains on investment property	0.6	44.8	45.4
Fair value losses on investment property	-0.8	-24.7	-25.6
Exchange differences	0.8	37.4	38.1
Transfers between items	-373.7	356.3	-17.4
At period-end	186.2	2,509.3	2,695.5

EUR million	30 September 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	138.0	138.0
Investments	29.6	19.3	49.0
Disposals	—	-4.6	-4.6
Capitalized interest	1.1	0.8	1.9
Fair value gains on investment property	5.0	24.2	29.2
Fair value losses on investment property	-3.2	-44.2	-47.4
Exchange differences	-0.4	-20.7	-21.1
Transfers between items	25.0	-25.0	0.0
At period-end	383.2	2,129.4	2,512.6

EUR million	31 Dec. 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	139.9	139.9
Investments	23.5	48.9	72.4
Disposals	—	-16.6	-16.6
Capitalized interest	0.5	2.0	2.6
Fair value gains on investment property	20.3	19.5	39.8
Fair value losses on investment property	-0.2	-74.9	-75.1
Exchange differences	0.1	3.9	4.0
Transfers between items	156.0	-168.7	-12.7
At period-end	526.4	1,995.7	2,522.1

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	29

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)			Weighted average market rents (€/sq.m.)
	30 September 2012	30 September 2011	31 Dec. 2011	30 September 2012	30 September 2011	31 Dec. 2011
Finland	6.3	6.3	6.3	25.5	24.9	24.4
Sweden	5.9	6.0	5.9	25.9	23.3	23.6
Baltic Countries and New Business	7.9	7.9	8.0	21.0	20.3	20.8
Average	6.3	6.4	6.4	25.1	23.9	23.8

7. Investment Properties Held for Sale

On 30 September 2012, the Investment Properties Held for Sale comprised one property and one plot located in Finland. These transactions are expected to be finalised during Q4 2012 and Ql 2013. On 31 December 2011, the Investment Properties Held for Sale included two properties, Floda and Landvetter in Sweden, which were sold in January and March 2012.

EUR million	30 September 2012	30 September 2011	31 Dec. 2011
At period-start	12.7	1.5	1.5
Disposals	-25.4	-1.5	-1.5
Exchange differences	0.7	—	—
Transfers from investment properties	17.4	—	12.7
At period-end	5.4	—	12.7

8. Cash and Cash Equivalents

EUR million	30 September 2012	30 September 2011	31 Dec. 2011
Cash in hand and at bank	33.3	21.4	91.3
Short-term deposits Total	0.0	0.1	0.1
Total	33.3	21.5	91.3

9. Derivative Financial Instruments

	30 September 2012		30 September 2011		31 Dec. 2011
EUR million	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	—	—	30.0	-0.5
1-2 years	25.0	-1.2	30.0	-0.5	28.2	-1.3
2-3 years	232.0	-10.3	153.2	-9.4	152.5	-5.7
3-4 years	154.1	-7.6	224.4	-6.6	173.9	-6.6
4-5 years	252.5	-20.5	141.9	-4.9	257.1	-15.0
over 5 years	368.7	-34.2	410.6	-22.8	363.8	-25.4

Subtotal	1,032.2	-73.9	960.1	-44.2	1,005.4	-54.4

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	51.6	0.5	14.8	0.1	20.8	0.3

Total	1,083.8	-73.4	974.9	-44.1	1,026.3	-54.1

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	30

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate gain of EUR 0.6 million (gain EUR 0.2 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,032.2 million (EUR 961.1 million). The change in fair values of these derivatives (net of taxes), EUR-13.2 million (EUR-19.0 million) is recognised under other comprehensive income, taking the tax effect into account.

10. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 21 March 2012 decided on a dividend of EUR 0.04 per share for the financial year 2011 (EUR 0.04 for the financial year 2010) and EUR 0.11 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.10 for the financial year 2010).

Dividend and equity return of EUR 41.7 million in total for the financial year 2011 (EUR 34.2 million for the financial year 2010) were paid on 4 April 2012.

11. Loans

During the period, repayments of interest-bearing debt amounting to EUR 66.0 million were made in line with previously disclosed repayment terms.

Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans.

As of 30 September 2012 short-term loans include EUR 332 million debt which was refinanced by EUR 360 million long-term credit facility signed 4 September 2012. The drawdown of the new loans and the repayment of the facilities that will be refinanced with the new long-term loans will take place in November 2012 and subsequently short-term debt will decrease in the last quarter of 2012.

12. Contingent Liabilities

EUR million	30 September 2012	30 September 2011	31 Dee. 2011
Mortgages on land and buildings	37.8	35.7	35.9
Bank guarantees	62.2	41.7	39.2
Capital commitments	55.6	18.6	20.4

On 30 September 2012, Citycon had capital commitments of EUR 55.6 million (EUR 18.6 million) relating mainly to development and redevelopment projects.

13. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 48.6 per cent on 30 September 2012 (30 September 2011:47.3%). During the first three quarters in 2012 and 2011, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Convertible capital loan

During the third quarter in 2012, Citycon Oyj repurchased EUR 30 million out of its subordinated convertible capital bonds issued on 2 August 2006. Based on the information Citycon has received, Gazit-Globe Ltd. did not hold any outstanding amount of convertible capital loan after the Citycon Oyj’s repurchases on 30 September 2012. At the end of the corresponding period on 30 September 2011, based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent out of the outstanding amount of convertible capital loan, i.e. EUR 39.9 million out of the carrying amount of convertible capital loan.

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.2 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.1 million (EUR 0.2 million) forward to Gazit-Globe Ltd. and its subsidiaries.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	31

14. Key Figures

	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Operating profit, EUR million	125.8	71.2	76.8%	81.8
% of turnover	71.0%	44.2%	60.8%	37.7%
Profit/loss before taxes, EUR million	75.0	25.0	200.4%	19.7
Earnings per share (diluted), EUR 1)	0.19	0.07	179.7%	0.05
Equity per share, EUR	3.27	3.29	-0.7%	3.25
Gearing, %	162.6	148.3	9.7%	151.4
Net interest-bearing debt (fair value), EUR million	1,575.2	1,445.2	9.0%	1,463.5
Personnel (at the end of the period)	130	129	0.8%	136

1)	Earnings per share key figure have been calculated with the issue-adjusted number of shares resulting from the rights issue initiated on September 17, 2012.

The formulas for key figures can be found from the 2011 annual financial statements.

15. Shareholders, Share Capital and Shares

At the end of September, Citycon had a total of 6,658 (3,997) registered shareholders, of which 12 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 220.9 million (234.1 million) shares, or 79.5 per cent (84.3%) of shares and voting rights in the company.

Rights issue

On 7 September 2012, the Board of Directors of the Citycon resolved, based on the authorisation of the Annual General Meeting on 21 March 2012, to issue a maximum of 49,032,002 new shares. The shares issued in the rights issue represented approximately 17.6 per cent of the total shares and voting rights in the Citycon before the offering and approximately 15.0 per cent of the total shares and voting rights in the company after the rights issue. The subscription period expired on 1 October 2012 and the new shares issued in the rights issue were registered with the Finnish Trade Register on 8 October 2012, which is after the reporting period. Therefore, the numeric information on shares and share capital below in this section 15 does not include the influence of the rights issue but is the information as of the end of the reporting period.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

	Q1-Q3/2012	Q1-Q3/2011	Change-%	2011
Share price, transactions, EUR
Low	2.12	2.15	-1.4%	2.02
High	2.71	3.41	-20.5%	3.41
Average	2.40	2.97	-19.2%	2.77
Latest	2.33	2.56	-9.0%	2.31
Market capitalisation at period-end, EUR million	761.6	711.2	7.1%	641.7

Share trading volume
Number of shares traded, million	62.1	68.3	-9.1%	97.5
Value of shares traded, EUR million	149.3	203.1	-26.5%	270.7

Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—	259.6
Share capital at period-end, EUR million	259.6	259.6	—	259.6

Number of shares at period-start, million	277.8	244.6	13.6%	244.6
Number of shares at period-end, million	277.8	277.8	—	277.8

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY-30 SEPTEMBER 2012	32

During the period, there were no changes in the company's share capital but the number of the company's shares increased by 36,713 shares which were issued to the Group's key employees as a part of the company’s long-term incentive plan in May. No new shares will be issued based on this plan. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2012, the Board of Directors can decide on an issuance of a maximum of 50 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue stock options and other special rights. The Board exercised this authorisation in May when it dediced to issue incentive shares and in September when it decided on rights issue mentioned above. The authorisation will be valid until the next Annual General Meeting.

The Annual General Meeting of 2012 authorised the Board of Directors to decide on the acquisition of a maximum of 20 milion of the company's own shares. The authorisation will be valid until the next Annual General Meeting.

At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 7 September 2012 and 5 October 2012, due to the rights issue, to adjust the subscription ratio and the subscription price of the stock options in accordance with the terms and conditions of the stock options.

After the adjustments due to the rights issue, effective as of 8.10.2012, the maximum amount of stock options which can be distributed according to the authorisation to the Board of Directors is currently 6,890,000 (7,250,000) stock options. Due to the subscription ratio adjustment to 1.1765 (1.0), the stock options currently entitle their holders to subscribe for a maximum total of 8,106,085 (7,250,000) shares in the company.

The stock options are marked with the symbols 2011A(I),2011A(ll)and2011A(lll);2011B(I),2011B(II)and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I),2011D(II)and 2011D(III).

By the end of the reporting period, a total of 6,460,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A-D(I), a total of 2,050,000 stock options divided into sub-categories 2011A-D(II) and a total of 2,160,000 stock options divided into sub-categories 2011A-D(III).

Shore subscription price

The subscription prices of the shares to be subscribed for by exercising the 2011 stock options, adjusted due to the rights issue are as follows:

Option category	Subscription price
2011A-D(I)	2.9720	(3,17)
2011A-D(II)	3.0910	(3,31)
2011A-D(III)	2.5130	(2,63)

Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

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Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I- III)

Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015

Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company's Financial Statements 2011. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Capital Convertible Bond

Due to the rights issue pursuant to the pre-emptive subscription right of shareholders, Citycon’s Board of Directors has also on 7 September 2012 and 5 October 2012 decided to adjust the conversion price of the convertible bonds from EUR 4.20 to EUR 4.05. The new conversion price became effective as of 2 October 2012. After the new conversion price became effective, the total number of shares that can be subscribed for on the basis of the convertible bonds is 10,185,185 and the maximum increase of Citycon's share capital as a consequence of such subscriptions is EUR 13,749,999.75.

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Financial Reporting Schedule and AGM 2013

Citycon Oyj will release its full-year financial report as well as financial statements and the report by the Board of Directors for the period 1 January-31 December 2012 on Wednesday, 6 February 2013.

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on Thursday, 21 March 2013 starting at 3.00 p.m.

Citycon will issue three interim reports during the financial year 2013 in accordance with the following schedule:

•	January-March 2013 on Wednesday, 24 April 2013 at about 9.00 a.m.,

•	January-June 2013 on Wednesday, 10 July 2013 at about 9.00 a.m. and

•	January-September 2013 on Wednesday, 16 October 2013 at about 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

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Report on Review of Citycon Oyj’s Interim Financial

Information for the period January 1—September 30, 2012

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying statement of financial position of Citycon Oyj as of September 30, 2012 and the related statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of this interim financial information in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Based on our interim review we express at the request of the Board of Directors a report in accordance with the Securities Market Act, chapter 2, paragraph 5 a.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information, prepared in accordance with International Financial Reporting Standards as adopted by the EU, does not give a true and fair view of the financial position of the entity as at September 30, 2012, and of its financial performance and its cash flows for the six-month period then ended in accordance with the Securities Market Act.

October 9, 2012

ERNST & YOUNG OY

Authorised Public Accountants

Tuija Korpelainen, Authorised Public Accountant

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